Exhibit 99.3

Cameco Corporation

2018 condensed consolidated interim financial statements

(unaudited)

November 1, 2018

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands, except per share amounts)	Note	Sep 30/18	Sep 30/17	Sep 30/18	Sep 30/17
Revenue from products and services	12	$487,644	$485,594	$1,260,327	$1,347,880
Cost of products and services sold		393,511	337,941	940,666	931,090
Depreciation and amortization		99,888	96,626	231,067	217,527

Cost of sales	20	493,399	434,567	1,171,733	1,148,617

Gross profit (loss)		(5,755)	51,027	88,594	199,263
Administration		39,444	40,132	105,806	124,562
Impairment charges	4	—	111,399	—	111,399
Exploration		4,834	8,080	17,380	24,478
Research and development		187	943	(852)	5,310
Other operating expense (income)	10	4,548	(9,338)	49,487	(15,178)
Loss (gain) on disposal of assets		(142)	1,207	525	5,780

Loss from operations		(54,626)	(101,396)	(83,752)	(57,088)
Finance costs	13	(28,038)	(27,217)	(83,176)	(82,964)
Gain (loss) on derivatives	19	22,395	21,727	(30,283)	55,807
Finance income		5,751	1,341	14,760	3,516
Share of earnings from equity-accounted investee	8	1,577	—	6,067	—
Other income (expense)	14	(6,084)	(20,848)	76,682	(32,020)

Loss before income taxes		(59,025)	(126,393)	(99,702)	(112,749)
Income tax expense (recovery)	15	(87,132)	(2,636)	(106,098)	30,740

Net earnings (loss)		28,107	(123,757)	6,396	(143,489)

Net earnings (loss) attributable to:
Equity holders		$28,124	$(123,712)	$6,451	$(143,316)
Non-controlling interest		(17)	(45)	(55)	(173)

Net earnings (loss)		$28,107	$(123,757)	$6,396	$(143,489)

Earnings (loss) per common share attributable to equity holders:
Basic	16	$0.07	$(0.31)	$0.02	$(0.36)

Diluted	16	$0.07	$(0.31)	$0.02	$(0.36)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive income

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands)		Sep 30/18	Sep 30/17	Sep 30/18	Sep 30/17
Net earnings (loss)		$28,107	$(123,757)	$6,396	$(143,489)
Other comprehensive loss, net of taxes	15
Items that will not be reclassified to net earnings:
Equity investments at FVOCI - net change in fair value[1]		(1,763)	—	(6,977)	(1,102)
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(32,385)	(38,396)	(26,765)	(52,963)
Reclassification of foreign currency translation reserve to net earnings	14	—	—	(5,450)	—

Other comprehensive loss, net of taxes		(34,148)	(38,396)	(39,192)	(54,065)

Total comprehensive loss		$(6,041)	$(162,153)	(32,796)	(197,554)

Other comprehensive income (loss) attributable to:
Equity holders		$(34,141)	$(38,396)	$(39,202)	$(54,063)
Non-controlling interest		(7)	—	10	(2)

Other comprehensive loss		$(34,148)	$(38,396)	$(39,192)	$(54,065)

Total comprehensive loss attributable to:
Equity holders		$(6,017)	$(162,108)	$(32,751)	$(197,379)
Non-controlling interest		(24)	(45)	(45)	(175)

Total comprehensive loss		$(6,041)	$(162,153)	$(32,796)	$(197,554)

[1]	Net of tax (Q3 2018 - $290; Q3 2017 - $nil; 2018 - $1,032; 2017 - $399)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Sep 30/18	Dec 31/17
Assets
Current assets
Cash and cash equivalents		$609,182	$591,620
Short-term investments	5	485,589	—
Accounts receivable		271,933	396,824
Current tax assets		6,911	11,408
Inventories	6	544,795	949,766
Supplies and prepaid expenses		104,503	149,872
Current portion of long-term receivables, investments and other	7	25,010	36,089

Total current assets		2,047,923	2,135,579

Property, plant and equipment		3,880,674	4,191,892
Intangible assets		66,234	70,012
Long-term receivables, investments and other	7	707,086	520,073
Investment in equity-accounted investee	8	204,416	—
Deferred tax assets		980,200	861,171

Total non-current assets		5,838,610	5,643,148

Total assets		$7,886,533	$7,778,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		320,027	258,405
Current tax liabilities		10,440	20,133
Dividends payable		—	39,579
Current portion of long-term debt		499,448	—
Current portion of other liabilities	9	73,600	54,370
Current portion of provisions	10	53,910	38,507

Total current liabilities		957,425	410,994

Long-term debt		995,912	1,494,471
Other liabilities	9	147,403	126,103
Provisions	10	948,603	875,033
Deferred tax liabilities		2,858	12,467

Total non-current liabilities		2,094,776	2,508,074

Shareholders’ equity
Share capital	11	1,862,652	1,862,652
Contributed surplus		232,262	224,812
Retained earnings		2,656,887	2,650,417
Other components of equity		82,205	121,407

Total shareholders’ equity attributable to equity holders		4,834,006	4,859,288
Non-controlling interest		326	371

Total shareholders’ equity		4,834,332	4,859,659

Total liabilities and shareholders’ equity		$7,886,533	$7,778,727

Commitments and contingencies [notes 10, 15]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2018	$1,862,652	$224,812	$2,650,417	$112,341	$9,066	$4,859,288	$371	$4,859,659
Net earnings (loss)	—	—	6,451	—	—	6,451	(55)	6,396
Other comprehensive income (loss) for the period	—	—	—	(32,225)	(6,977)	(39,202)	10	(39,192)

Total comprehensive income (loss) for the period	—	—	6,451	(32,225)	(6,977)	(32,751)	(45)	(32,796)

Share-based compensation	—	12,256	—	—	—	12,256	—	12,256
Restricted and performance share units released	—	(4,806)	—	—	—	(4,806)	—	(4,806)
Dividends	—	—	19	—	—	19	—	19

Balance at September 30, 2018	$1,862,652	$232,262	$2,656,887	$80,116	$2,089	$4,834,006	$326	$4,834,332

Balance at January 1, 2017	$1,862,646	$216,213	$3,019,872	$156,411	$3,229	$5,258,371	$157	$5,258,528
Net loss	—	—	(143,316)	—	—	(143,316)	(173)	(143,489)
Total comprehensive loss	—	—	—	(52,961)	(1,102)	(54,063)	(2)	(54,065)

Total comprehensive loss for the period	—	—	(143,316)	(52,961)	(1,102)	(197,379)	(175)	(197,554)

Share-based compensation	—	11,213	—	—	—	11,213	—	11,213
Stock options exercised	6	(1)	—	—	—	5	—	5
Restricted and performance share units released	—	(5,360)	—	—	—	(5,360)	—	(5,360)
Dividends	—	—	(118,718)	—	—	(118,718)	—	(118,718)

Balance at September 30, 2017	$1,862,652	$222,065	$2,757,838	$103,450	$2,127	$4,948,132	$(18)	$4,948,114

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)		Three months ended		Nine months ended
($Cdn thousands)	Note	Sep 30/18	Sep 30/17	Sep 30/18	Sep 30/17
Operating activities
Net earnings (loss)		$28,107	$(123,757)	$6,396	$(143,489)
Adjustments for:
Depreciation and amortization		99,888	96,626	231,067	217,527
Deferred charges		(613)	1,376	9,016	868
Unrealized loss (gain) on derivatives		(23,876)	(22,840)	38,389	(60,683)
Share-based compensation	18	2,866	2,924	12,256	11,213
Loss (gain) on disposal of assets		(142)	1,207	525	5,780
Finance costs	13	28,038	27,217	83,176	82,964
Finance income		(5,751)	(1,341)	(14,760)	(3,516)
Share of earnings in equity-accounted investee		(1,577)	—	(6,067)	—
Impairment charges	4	—	111,399	—	111,399
Other operating expense (income)	10	4,548	(9,338)	49,487	(15,178)
Other expense (income)	14	6,187	20,849	(68,686)	32,008
Income tax expense (recovery)	15	(87,132)	(2,636)	(106,098)	30,740
Interest received		4,687	2,081	12,096	10,293
Income taxes paid		(619)	(42,667)	(19,415)	(84,925)
Other operating items	17	223,363	92,691	382,725	81,062

Net cash provided by operations		277,974	153,791	610,107	276,063

Investing activities
Additions to property, plant and equipment		(15,357)	(35,346)	(45,347)	(88,665)
Increase in short-term investments		(152,426)	—	(485,589)	—
Decrease in long-term receivables, investments and other		12,403	4,937	25,827	13,406
Proceeds from sale of property, plant and equipment		152	254	586	970

Net cash used in investing		(155,228)	(30,155)	(504,523)	(74,289)

Financing activities
Interest paid		(14,175)	(14,254)	(48,870)	(48,949)
Proceeds from issuance of shares, stock option plan		—	—	—	4
Dividends paid		—	(39,580)	(39,561)	(118,718)

Net cash used in financing		(14,175)	(53,834)	(88,431)	(167,663)

Increase in cash and cash equivalents, during the period		108,571	69,802	17,153	34,111
Exchange rate changes on foreign currency cash balances		(3,522)	(651)	409	(2,545)
Cash and cash equivalents, beginning of period		504,133	282,693	591,620	320,278

Cash and cash equivalents, end of period		$609,182	$351,844	$609,182	$351,844

Cash and cash equivalents is comprised of:
Cash				260,745	60,292
Cash equivalents				348,437	291,552

Cash and cash equivalents				$609,182	$351,844

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended September 30, 2018 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2017.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on November 1, 2018.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity investments	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2017 consolidated financial statements.

3.	Accounting standards

A.	Changes in accounting policy

On January 1, 2018, Cameco adopted the new standards, IFRS 15 and IFRS 9, as issued by the IASB.

i.	Revenue

IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. Cameco adopted IFRS 15 using the cumulative effect method without practical expedients which does not require comparative financial statements to be restated. As the adoption of the new standard did not have a material impact on our existing revenue recognition practices, there was no cumulative effect on net earnings at January 1, 2018 that would have required restatement. The new standard did result in additional disclosures. (See note 12)

ii.	Financial instruments

IFRS 9 includes revised guidance on the classification and measurement of financial assets. While it largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities, it eliminates the previous categories for financial assets of held to maturity, loans and receivables and available for sale. Upon adoption, we reclassified financial assets from loans and receivable to amortized cost and equity securities from available for sale to FVOCI. In addition, accounts receivable that may be subject to factoring arrangements are now classified as either FVOCI or FVTPL depending on the terms of the arrangement. There was no impact on the measurement of any of these instruments. (See note 19)

The new standard also includes a new expected credit loss model for calculating impairment on financial assets. Due to risk management practices that the Company has in place, this change did not have a material impact on the consolidated financial statements.

IFRS 9 also introduces new hedge accounting requirements. Since Cameco does not apply hedge accounting, there was no impact on the consolidated financial statements.

B.	New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended September 30, 2018 and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the following standards or amendments to existing standards, unless otherwise noted.

i.	Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. Based on our assessment completed to date, we do not expect adoption of the standard to have a material impact on the financial statements, however we do expect to have additional disclosures.

ii.	Income tax

In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). IFRIC 23 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. We do not expect adoption of the standard to have a material impact on the financial statements.

4.	Impairment

In the third quarter of 2017, Cameco restructured its global marketing organization in response to the changing business environment. The restructuring significantly impacted the marketing activities historically performed by NUKEM. In accordance with the provisions of IAS 36, Impairment of Assets, Cameco considered this to be an indicator that the assets of the cash generating unit could potentially be impaired and accordingly, we were required to estimate the recoverable amount of these assets.

The recoverable amount of NUKEM was estimated based on a fair value less costs to sell calculation and was concluded to be equal to the carrying value of its inventory and existing contracts. A change in the previous assumption, that there would be cash flows generated beyond a five-year period, resulted in the elimination of the terminal value. Accordingly, an impairment charge of $111,399,000 ($88,377,000 (US)) was recorded, representing the full carrying value of NUKEM goodwill.

5.	Short-term investments

Short-term investments are denominated in Canadian dollars and are comprised of money market instruments with terms to maturity between three and 12 months. Short-term investments are classified as at amortized cost.

6.	Inventories

	Sep 30/18	Dec 31/17
Uranium
Concentrate	$302,428	$820,426
Broken ore	49,909	47,083

	352,337	867,509
NUKEM	101,644	13,801
Fuel services	90,814	68,456

Total	$544,795	$949,766

Cameco expensed $417,498,000 of inventory as cost of sales during the third quarter of 2018 (2017 - $400,962,000). For the nine months ended September 30, 2018, Cameco expensed $957,249,000 of inventory as cost of sales (2017 - $1,059,824,000). Included in cost of sales for the period ended September 30, 2018, is a $29,599,000 write-down of NUKEM inventory to reflect net realizable value (September 30, 2017 - $11,809,000).

7.	Long-term receivables, investments and other

	Sep 30/18	Dec 31/17
Investments in equity securities [note 19]	$14,755	$21,417
Derivatives [note 19]	14,333	40,804
Advances receivable from JV Inkai LLP [note 21]	125,337	58,820
Investment tax credits	95,246	92,846
Amounts receivable related to tax dispute [note 15]	303,222	303,222
Product loan(a)	129,357	—
Other	49,846	39,053

	732,096	556,162
Less current portion	(25,010)	(36,089)

Net	$707,086	$520,073

(a)

As a result of the decision to temporarily suspend production at the McArthur River mine, Cameco has entered into an agreement with its joint venture partner, Orano Canada Inc., (Orano) to provide them with up to 5,400,000 pounds of uranium concentrate through 2018. The product is deliverable in 12 equal monthly instalments of 450,000 pounds. Orano is not obligated to take delivery but must provide 30 days’ notice prior to the upcoming delivery date if they do not wish to take that delivery. Orano is obligated to repay us in kind with uranium concentrate no later than December 31, 2023. At September 30, 2018, Cameco had provided 4,050,000 pounds under this agreement. The loan is recorded at Cameco’s weighted average cost of inventory.

8.	Equity-accounted investee

On December 11, 2017, the Company announced that the restructuring of JV Inkai outlined in the implementation agreement dated May 27, 2016 with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom) and JV Inkai closed and would take effect January 1, 2018. As a result of the restructuring, Cameco’s ownership interest was adjusted to 40% (previously 60%) and Cameco began accounting for JV Inkai on an equity basis, prospectively, as of January 1, 2018 as it was concluded Cameco no longer has joint control over the joint venture.

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest and Kazatomprom holds a 60% interest in JV Inkai. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

The following tables summarize the financial information of JV Inkai (100%) at September 30, 2018 and for the three and nine months ended September 30, 2018:

Sep 30/18
Cash and cash equivalents	$14,153
Other current assets	77,288
Non-current assets	485,503
Current liabilities	(140,738)
Non-current liabilities	(45,893)

Net assets	$390,313

	Three months ended		Nine months ended
	Sep 30/18	Sep 30/17	Sep 30/18	Sep 30/17
Revenue from products and services	$37,710	$—	$92,926	$—
Cost of products and services sold	(9,620)	—	(29,485)	—
Depreciation and amortization	(5,089)	—	(15,628)	—
Finance income	49	—	121	—
Finance costs	(1,640)	—	(4,721)	—
Other expense	(9,632)	—	(18,502)	—
Income tax expense	(2,886)	—	(5,678)	—

Net earnings	$8,892	$—	$19,033	$—

Cameco’s share	3,557	—	7,613	—
Adjustments(b)	(1,980)	—	(1,546)	—

Cameco’s share of net earnings	$1,577	$—	$6,067	$—

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

Cameco’s share of net assets, before restructuring	$236,857
Adjustments(a)	(75,257)

Carrying amount in the statement of financial position, before restructuring	161,600
Share of net earnings	7,613
Gain on restructuring [note 14]	43,120
Impact of foreign exchange	(6,371)
Adjustments(b)	(1,546)

Carrying amount in the statement of financial position at September 30, 2018	$204,416

(a)

In addition to its proportionate share of earnings from JV Inkai, Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b)

Following the restructuring, in addition to the adjustments noted in (a), Cameco also amortizes the fair values assigned to assets and liabilities at the time of the restructuring over units of production.

9.	Other liabilities

	Sep 30/18	Dec 31/17
Deferred sales	$36,526	$29,148
Derivatives [note 19]	35,852	23,414
Accrued pension and post-retirement benefit liability	77,276	74,804
Other	71,349	53,107

	221,003	180,473
Less current portion	(73,600)	(54,370)

Net	$147,403	$126,103

10.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$905,400	$8,140	$913,540
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	36,017	—	36,017
Recognized in earnings	49,487	1,163	50,650
Change to equity accounting	(3,049)	—	(3,049)
Provisions used during the period	(20,515)	(33)	(20,548)
Unwinding of discount	16,868	116	16,984
Impact of foreign exchange	8,919	—	8,919

End of period	$993,127	$9,386	$1,002,513

Current	51,744	2,166	53,910
Non-current	941,383	7,220	948,603

	$993,127	$9,386	$1,002,513

11.	Share capital

At September 30, 2018, there were 395,792,732 common shares outstanding. Options in respect of 9,003,460 shares are outstanding under the stock option plan and are exercisable up to 2026. For the quarter ended September 30, 2018, there were no options that were exercised resulting in the issuance of shares (2017 - nil). For the nine months ended September 30, 2018, no options were exercised that resulted in the issuance of shares (2017 - 210).

12.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on the Consumer Price Index. Cameco’s contracts contain either one of these pricing mechanisms or a combination of the two. Cameco’s contracts do not contain variable consideration and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following table summarizes Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 20):

For the three months ended September 30, 2018

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$183,580	$45,914	$2,132	$231,626
Europe	55,596	8,268	—	63,864
Asia	178,894	6,450	6,810	192,154

	$418,070	$60,632	$8,942	$487,644

Contract type
Fixed-price	$101,782	$57,362	$4,314	$163,458
Market-related	316,288	3,270	4,628	324,186

	$418,070	$60,632	$8,942	$487,644

For the three months ended September 30, 2017

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$219,236	$51,360	$9,658	$280,254
Europe	52,002	13,941	6,408	72,351
Asia	113,521	3,738	15,730	132,989

	$384,759	$69,039	$31,796	$485,594

Contract type
Fixed-price	$124,561	$60,933	$31,796	$217,290
Market-related	260,198	8,106	—	268,304

	$384,759	$69,039	$31,796	$485,594

For the nine months ended September 30, 2018

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$468,514	$141,143	$34,734	$644,391
Europe	152,931	31,190	10,693	194,814
Asia	392,901	21,363	6,858	421,122

	$1,014,346	$193,696	$52,285	$1,260,327

Contract type
Fixed-price	$335,816	$184,690	$47,657	$568,163
Market-related	678,530	9,006	4,628	692,164

	$1,014,346	$193,696	$52,285	$1,260,327

For the nine months ended September 30, 2017

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$494,349	$155,411	$73,464	$723,224
Europe	150,702	34,944	99,059	284,705
Asia	298,045	15,580	26,326	339,951

	$943,096	$205,935	$198,849	$1,347,880

Contract type
Fixed-price	$317,138	$188,228	$196,314	$701,680
Market-related	625,958	17,707	2,535	646,200

	$943,096	$205,935	$198,849	$1,347,880

13.	Finance costs

	Three months ended		Nine months ended
	Sep 30/18	Sep 30/17	Sep 30/18	Sep 30/17
Interest on long-term debt	$18,308	$18,365	$54,975	$54,761
Unwinding of discount on provisions	5,853	5,026	16,984	16,685
Other charges	3,877	3,826	11,217	11,518

Total	$28,038	$27,217	$83,176	$82,964

14.	Other income (expense)

	Three months ended		Nine months ended
	Sep 30/18	Sep 30/17	Sep 30/18	Sep 30/17
Foreign exchange gains (losses)	$(6,103)	$(20,850)	$13,992	$(32,009)
Gain on restructuring of JV Inkai(a)	—	—	48,570	—
Sale of exploration interests	—	—	7,797	—
Contract restructuring	—	—	6,201	—
Other	19	2	122	(11)

Total	$(6,084)	$(20,848)	$76,682	$(32,020)

(a)

Effective January 1, 2018, Cameco’s ownership interest in JV Inkai was reduced from 60% to 40% based on an implementation agreement with Kazatomprom. Cameco recognized a gain on the change in ownership interests of $48,570,000. Included in this gain is $5,450,000 which has been reclassified from the foreign currency translation reserve to net earnings.

15.	Income taxes

	Three months ended		Nine months ended
	Sep 30/18	Sep 30/17	Sep 30/18	Sep 30/17
Earnings (loss) before income taxes
Canada	$(99,614)	$18,401	$(173,993)	$93,587
Foreign	40,589	(144,794)	74,291	(206,336)

	$(59,025)	$(126,393)	$(99,702)	$(112,749)

Current income taxes (recovery)
Canada	$410	$1,445	$4,798	$3,545
Foreign	977	(9,471)	5,676	(4,585)

	$1,387	$(8,026)	$10,474	$(1,040)
Deferred income taxes (recovery)
Canada	$(90,662)	$2,007	$(120,698)	$37,811
Foreign	2,143	3,383	4,126	(6,031)

	$(88,519)	$5,390	$(116,572)	$31,780

Income tax expense (recovery)	$(87,132)	$(2,636)	$(106,098)	$30,740

Cameco has recorded $980,200,000 of deferred tax assets (December 31, 2017 - $861,171,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2012, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $4,900,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2011 in the amount of $371,000,000. It is uncertain whether CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and if these will require Cameco to make future remittances or provide security on receipt of the reassessments.

On September 26, the Tax Court of Canada (Tax Court) ruled in our favour in our case with the Canada Revenue Agency (CRA) for the 2003, 2005 and 2006 tax years.

The Tax Court ruled that our marketing and trading structure involving foreign subsidiaries and the related transfer pricing methodology used for certain intercompany uranium purchase and sale agreements were in full compliance with Canadian laws for the three tax years in question. While the decision applies only to the first three tax years under dispute, we believe there is nothing in the decision that would warrant a materially different outcome for subsequent tax years. Given the ruling in our favor, and the endorsement by the Tax Court of our transfer pricing methodology, we have reversed the cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $61,000,000. We expect to recover any amounts remitted or secured as a result of the reassessments.

On October 25, 2018, CRA filed a notice of appeal with the Federal Court of Appeal. We anticipate that it will take about two years to receive a decision from the Federal Court of Appeal.

We expect the Tax Court’s decision to be upheld on appeal. We expect any further actions regarding the tax years 2007 through 2012 will be suspended until the three years covered in the decision are finally resolved, with the exception of a potential transfer pricing penalty for 2012. Despite the fact that we believe there is no basis to do so, and it is not our view of the likely outcome, CRA may continue to reassess us using the methodology it reassessed the 2003 through 2012 tax years with. In that scenario, and including the $4,900,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $8,400,000,000 for the years 2003 through 2017, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $2,500,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2011. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,950,000,000 and $2,150,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting or otherwise securing 50% of the cash taxes and transfer pricing penalties (between $970,000,000 and $1,070,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions. CRA disallowed the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $303,222,000 already paid as at September 30, 2018 (December 31, 2017 - $303,222,000) (note 7). In addition to the cash remitted, we have provided $478,000,000 in letters of credit to secure 50% of the cash taxes and related interest.

Management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

16.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2018 was 395,792,732 (2017 - 395,792,670).

	Three months ended		Nine months ended
	Sep 30/18	Sep 30/17	Sep 30/18	Sep 30/17
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$28,124	$(123,712)	$6,451	$(143,316)
Weighted average common shares outstanding	395,793	395,793	395,793	395,793

Basic earnings (loss) per common share	$0.07	$(0.31)	$0.02	$(0.36)

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$28,124	$(123,712)	$6,451	$(143,316)
Weighted average common shares outstanding	395,793	395,793	395,793	395,793
Dilutive effect of stock options	258	—	208	—

Weighted average common shares outstanding, assuming dilution	396,051	395,793	396,001	395,793

Diluted earnings (loss) per common share	$0.07	$(0.31)	$0.02	$(0.36)

17.	Statements of cash flows

	Three months ended		Nine months ended
	Sep 30/18	Sep 30/17	Sep 30/18	Sep 30/17
Changes in non-cash working capital:
Accounts receivable	$(95,979)	$(75,753)	$73,120	$51,748
Inventories	189,245	150,297	237,347	136,222
Supplies and prepaid expenses	14,980	2,662	36,805	5,463
Accounts payable and accrued liabilities	126,846	4,619	57,592	(115,660)
Reclamation payments	(8,972)	(5,646)	(20,548)	(11,494)
Other	(2,757)	16,512	(1,591)	14,783

Other operating items	$223,363	$92,691	$382,725	$81,062

18.	Share-based compensation plans

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,289 shares have been issued.

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of September 30, 2018, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,340,970 (December 31, 2017 - 1,070,997).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. As of September 30, 2018, the total number of RSUs held by the participants was 538,386 (December 31, 2017 - 463,151).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Nine months ended
	Sep 30/18	Sep 30/17	Sep 30/18	Sep 30/17
Stock option plan	$470	$393	$4,258	$4,545
Performance share unit plan	1,819	1,730	5,857	4,634
Restricted share unit plan	577	801	2,141	2,034

	$2,866	$2,924	$12,256	$11,213

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock option plan	PSU	RSU
Number of options granted	1,473,430	602,530	377,021
Average strike price	$11.32	—	$11.46
Expected dividend	$0.08	—	—
Expected volatility	35%	37%	—
Risk-free interest rate	2.0%	1.9%	—
Expected life of option	4.8 years	3 years	—
Expected forfeitures	7%	9%	13%
Weighted average grant date fair values	$3.48	$11.43	$11.46

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

19.	Financial instruments and related risk management

A.	Accounting classifications and fair values

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At September 30, 2018

	FVTPL	Amortized cost	FVOCI - designated	FVOCI	Total
Financial assets
Cash and cash equivalents	$—	$609,182	$—	$—	$609,182
Short-term investments	—	485,589	—	—	485,589
Accounts receivable	—	195,816	—	76,117	271,933
Derivative assets [note 7]
Foreign currency contracts	14,127	—	—	—	14,127
Interest rate contracts	206	—	—	—	206
Investments in equity securities [note 7]	—	—	14,755	—	14,755
Advances receivable from Inkai [note 21]	—	125,337	—	—	125,337

	14,333	1,415,924	14,755	76,117	1,521,129

Financial liabilities
Accounts payable and accrued liabilities	—	320,027	—	—	320,027
Current portion of long-term debt	—	499,448	—	—	499,448
Derivative liabilities [note 9]
Foreign currency contracts	17,693	—	—	—	17,693
Interest rate contracts	2,644	—	—	—	2,644
Uranium contracts	15,515	—	—	—	15,515
Long-term debt	—	995,912	—	—	995,912

	35,852	1,815,387	—	—	1,851,239

Net	(21,519)	(399,463)	14,755	76,117	(330,110)

At December 31, 2017

	FVTPL	Amortized cost	FVOCI - designated	FVOCI	Total
Financial assets
Cash and cash equivalents	$—	$591,620	$—	$—	$591,620
Accounts receivable	—	362,128	—	34,696	396,824
Derivative assets [note 7]
Foreign currency contracts	39,984	—	—	—	39,984
Interest rate contracts	820	—	—	—	820
Investments in equity securities [note 7]	—	—	21,417	—	21,417
Advances receivable from Inkai [note 21]	—	58,820	—	—	58,820

	$40,804	$1,012,568	$21,417	$34,696	$1,109,485

Financial liabilities
Accounts payable and accrued liabilities	$—	$258,405	$—	$—	$258,405
Derivative liabilities [note 9]
Foreign currency contracts	5,624	—	—	—	5,624
Interest rate contracts	970	—	—	—	970
Uranium contracts	16,820	—	—	—	16,820
Dividends payable	—	39,579	—	—	39,579
Long-term debt	—	1,494,471	—	—	1,494,471

	23,414	1,792,455	—	—	1,815,869

Net	$17,390	$(779,887)	$21,417	$34,696	$(706,384)

Cameco has pledged $140,528,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

Under IAS 39, Cameco had classified its accounts receivable as loans and receivable. As required by IFRS 9, accounts receivable has been reclassified as measured at amortized cost with the exception of balances that are subject to factoring arrangements which are now classified as measured at FVOCI.

The investments in equity securities represent investments that Cameco intends to hold for the long-term for strategic purposes. As permitted by IFRS 9, these investments have been designated at the date of initial application as measured at FVOCI. Unlike IAS 39, the accumulated fair value reserve related to these investments will never be reclassified to profit or loss.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at September 30, 2018

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 7]
Foreign currency contracts	$14,127	$—	$14,127	$14,127
Interest rate contracts	206	—	206	206
Investments in equity securities [note 7]	14,755	14,755	—	14,755
Current portion of long-term debt	(499,448)	—	(514,127)	(514,127)
Derivative liabilities [note 9]
Foreign currency contracts	(17,693)	—	(17,693)	(17,693)
Interest rate contracts	(2,644)	—	(2,644)	(2,644)
Uranium contracts	(15,515)	—	(15,515)	(15,515)
Long-term debt	(995,912)	—	(1,090,421)	(1,090,421)

Net	$(1,502,124)	$14,755	$(1,626,067)	$(1,611,312)

As at December 31, 2017

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 7]
Foreign currency contracts	$39,984	$—	$39,984	$39,984
Interest rate contracts	820	—	820	820
Investments in equity securities [note 7]	21,417	21,417	—	21,417
Derivative liabilities [note 9]
Foreign currency contracts	(5,624)	—	(5,624)	(5,624)
Interest rate contracts	(970)	—	(970)	(970)
Uranium contracts	(16,820)	—	(16,820)	(16,820)
Long-term debt	(1,494,471)	—	(1,652,230)	(1,652,230)

Net	$(1,455,664)	$21,417	$(1,634,840)	$(1,613,423)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 1.9% to 2.5% (2017 - 1.6% to 2.3%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Uranium contract derivatives consist of written options and price swaps. The fair value of uranium options is measured based on the Black Scholes option-pricing model. The fair value of uranium price swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed purchases or sales under contracted prices, and floating purchases or sales based on Numerco forward uranium price curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Other financial instruments

The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, including accounts receivable subject to factoring arrangements and classified as measured at FVOCI, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

E.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Sep 30/18	Dec 31/17
Non-hedge derivatives:
Foreign currency contracts	$(3,566)	$34,360
Interest rate contracts	(2,438)	(150)
Uranium contracts	(15,515)	(16,820)

Net	$(21,519)	$17,390

Classification:
Current portion of long-term receivables, investments and other [note 7]	$6,323	$25,948
Long-term receivables, investments and other [note 7]	8,010	14,856
Current portion of other liabilities [note 9]	(19,267)	(11,249)
Other liabilities [note 9]	(16,585)	(12,165)

Net	$(21,519)	$17,390

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Nine months ended
	Sep 30/18	Sep 30/17	Sep 30/18	Sep 30/17
Non-hedge derivatives
Foreign currency contracts	$22,051	$24,383	$(30,669)	$61,649
Interest rate contracts	(1,708)	(2,361)	(1,439)	(3,613)
Uranium contracts	2,052	(295)	1,825	(2,229)

Net	$22,395	$21,727	$(30,283)	$55,807

20.	Segmented information

As a result of a change to the way its global marketing activities are organized, during the first quarter, Cameco discontinued the reporting of NUKEM as a reportable segment. The consolidation of Canadian and international marketing activities in Saskatoon has resulted in NUKEM’s activities no longer meeting the quantitative thresholds for separate disclosure. Its results are now included in the “other” column and comparative information has been adjusted.

Cameco now has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions. Cameco expensed $64,950,000 of care and maintenance costs during the third quarter of 2018 (2017 - $8,041,000). For the nine months ended September 30, 2018, Cameco expensed $160,440,000 (2017 - $27,907,000).

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended September 30, 2018

	Uranium	Fuel services	Other	Total
Revenue	$418,070	$60,632	$8,942	$487,644
Expenses
Cost of products and services sold	341,645	48,374	3,492	393,511
Depreciation and amortization	85,599	7,933	6,356	99,888

Cost of sales	427,244	56,307	9,848	493,399

Gross profit (loss)	(9,174)	4,325	(906)	(5,755)
Administration	—	—	39,444	39,444
Exploration	4,834	—	—	4,834
Research and development	—	—	187	187
Other operating expense	4,548	—	—	4,548
Gain (loss) on disposal of assets	(176)	34	—	(142)
Finance costs	—	—	28,038	28,038
Gain on derivatives	—	—	(22,395)	(22,395)
Finance income	—	—	(5,751)	(5,751)
Share of earnings from equity-accounted investee	(1,577)	—	—	(1,577)
Other expense (income)	(20)	—	6,104	6,084

Earnings (loss) before income taxes	(16,783)	4,291	(46,533)	(59,025)
Income tax recovery				(87,132)

Net earnings				$28,107

For the three months ended September 30, 2017

	Uranium	Fuel services	Other	Total
Revenue	$384,759	$69,039	$31,796	$485,594
Expenses
Cost of products and services sold	250,508	55,039	32,394	337,941
Depreciation and amortization	83,161	10,387	3,078	96,626

Cost of sales	333,669	65,426	35,472	434,567

Gross profit (loss)	51,090	3,613	(3,676)	51,027
Administration	—	—	40,132	40,132
Impairment charge	—	—	111,399	111,399
Exploration	8,080	—	—	8,080
Research and development	—	—	943	943
Other operating income	(9,338)	—	—	(9,338)
Loss on disposal of assets	1,135	67	5	1,207
Finance costs	—	—	27,217	27,217
Gain on derivatives	—	—	(21,727)	(21,727)
Finance income	—	—	(1,341)	(1,341)
Other expense	—	—	20,848	20,848

Earnings (loss) before income taxes	51,213	3,546	(181,152)	(126,393)
Income tax recovery				(2,636)

Net loss				$(123,757)

For the nine months ended September 30, 2018

	Uranium	Fuel services	Other	Total
Revenue	$1,014,346	$193,696	$52,285	$1,260,327
Expenses
Cost of products and services sold	729,734	136,884	74,048	940,666
Depreciation and amortization	196,053	22,759	12,255	231,067

Cost of sales	925,787	159,643	86,303	1,171,733

Gross profit (loss)	88,559	34,053	(34,018)	88,594
Administration	—	—	105,806	105,806
Exploration	17,380	—	—	17,380
Research and development	—	—	(852)	(852)
Other operating expense	49,487	—	—	49,487
Loss on disposal of assets	253	251	21	525
Finance costs	—	—	83,176	83,176
Loss on derivatives	—	—	30,283	30,283
Finance income	—	—	(14,760)	(14,760)
Share of earnings from equity-accounted investee	(6,067)	—	—	(6,067)
Other income	(62,689)	—	(13,993)	(76,682)

Earnings (loss) before income taxes	90,195	33,802	(223,699)	(99,702)
Income tax recovery				(106,098)

Net earnings				$6,396

For the nine months ended September 30, 2017

	Uranium	Fuel services	Other	Total
Revenue	$943,096	$205,935	$198,849	$1,347,880
Expenses
Cost of products and services sold	591,449	138,138	201,503	931,090
Depreciation and amortization	172,159	25,764	19,604	217,527

Cost of sales	763,608	163,902	221,107	1,148,617

Gross profit (loss)	179,488	42,033	(22,258)	199,263
Administration	—	—	124,562	124,562
Impairment charge	—	—	111,399	111,399
Exploration	24,478	—	—	24,478
Research and development	—	—	5,310	5,310
Other operating income	(15,178)	—	—	(15,178)
Loss on disposal of assets	5,700	71	9	5,780
Finance costs	—	—	82,964	82,964
Gain on derivatives	—	—	(55,807)	(55,807)
Finance income	—	—	(3,516)	(3,516)
Other expense (income)	(8)	—	32,028	32,020

Earnings (loss) before income taxes	164,496	41,962	(319,207)	(112,749)
Income tax expense				30,740

Net loss				$(143,489)

21.	Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Related party transactions

Cameco funded JV Inkai’s project development costs through an unsecured shareholder loan. The limit of the loan facility is $175,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At September 30, 2018, $125,337,000 ($97,100,000 (US)) of principal was outstanding (December 31, 2017 - $147,050,000 ($117,218,000 (US))) (note 7).

Effective January 1, 2018, due to a change in its ownership interest, Cameco now accounts for its interest in JV Inkai under the equity method. As a result, the full amount of the outstanding loan is reflected on the balance sheet as opposed to its 40% share as was reflected at December 31, 2017.

For the quarter ended September 30, 2018, Cameco recorded interest income of $1,451,000 relating to this balance (2017 - $554,000). For the nine month period ended September 30, 2018, interest income was $4,227,000 (2017 - $1,685,000).

22.	Subsequent event

During the quarter it was announced that we had entered into an agreement to sell our interest in the Wheeler River Joint Venture. The deal closed on October 26, 2018. We will report a gain on the transaction in our fourth quarter financial results.